SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                               Cognos Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    19244C109
                                 (CUSIP Number)

                                December 31, 2001
             (Date of event which requires filing of this statement)


                              (Page 1 of 10 Pages)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [ x ] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19244C109                  13G                   Page 2 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Michael U. Potter
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                44,012
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                10,240,400
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                44,012
REPORTING      --------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                                10,240,400
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                10,284,412        See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                11.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 3 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Sussex Capital Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              35,012
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              10,240,400
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              35,012
REPORTING      --------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                              10,240,400
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                              10,284,412          See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                11.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 4 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               3088-9372 Quebec Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                      218
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                      120,400
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                      218
REPORTING      -------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                                      120,400
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 10,284,412       See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                      11.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                      CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 5 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  9036-8747 Quebec Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Canada
-----------------------------------------------------------------------------
NUMBER OF     (5)  SOLE VOTING POWER
                                                 16,646
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 4,270,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 16,646
REPORTING      --------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                                                 4,270,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                10,284,512        See Item 4.
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                11.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13G                   Page 6 of 10 Pages

Item 4.   Ownership.

Item 4 is hereby amended and restated as follows:

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)  Amount beneficially owned:

        As of January 28,2002, the Reporting Persons, as a group, may be deemed to beneficially own, in the aggregate, 10,284,412 Shares representing approximately 11.7% of the Shares outstanding (based on 87,714,902 Shares outstanding as reported in the Issuer's Report on Form 10-Q for the period ending November 30, 2001). All numbers of Shares beneficially owned listed below is stated as of January 28, 2002.

        (1) Quebec II directly owns 16,646 Shares. Quebec II also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares as to which Canada 13 through Canada 16 possess direct beneficial ownership:

        (A) 3497801 Canada Inc. ("Canada 13") directly owns 1,000,000 Shares;
        (B) 3539504 Canada Inc. ("Canada 14") directly owns 1,090,000 Shares;
        (C) 3539555 Canada Inc. ("Canada 15") directly owns 1,090,000 Shares;
and
        (D) 3539571 Canada Inc. ("Canada 16") directly owns 1,090,000 Shares.

        (2) Quebec I directly owns 218 Shares. Quebec I also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially the Shares as to which Canada 10 and Canada 11 possess direct beneficial ownership:

        (A) 3539130 Canada Inc. ("Canada 10") directly owns 94,000 Shares; and
        (B) 3539156 Canada Inc. ("Canada 11") directly owns 26,400 Shares.

        (3) SCI directly owns 18,148 Shares. SCI also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially the Shares to which Canada 2 through Canada 8 possess direct beneficial ownership:

        (A) 3497704 Canada Inc. ("Canada 2") directly owns 800,000 Shares;
        (B) 3539202 Canada Inc. ("Canada 3") directly owns 850,000 Shares;
        (C) 3539211 Canada Inc. ("Canada 4") directly owns 850,000 Shares;
        (D) 3539229 Canada Inc. ("Canada 5") directly owns 850,000 Shares;
        (E) 3539334 Canada Inc. ("Canada 6") directly owns 850,000 Shares;
        (F) 3539393 Canada Inc. ("Canada 7") directly owns 850,000 Shares; and
        (G) 3539423 Canada Inc. ("Canada 8") directly owns 800,000 Shares.

Also, SCI, as the sole shareholder of Quebec I and Quebec II, may be deemed to own beneficially the Shares to which Quebec I and Quebec II possess beneficial ownership.

CUSIP No. 19244C109                  13G                   Page 7 of 10 Pages


        (4) Mr. Potter directly owns 9,000 Shares. Mr. Potter, as the sole shareholder of SCI, may be deemed to own beneficially the Shares as to which SCI possesses beneficial ownership. He may also be deemed to own beneficially the Shares as to which Quebec I and Quebec II possess beneficial ownership.

        The Reporting Persons disclaim the existence of a group with Canada 2 through Canada 16. Except as described herein, the Reporting Persons have no contracts, arrangements, understanding or relations (legal or otherwise) with Canada 2 through Canada 16 or with any other person with respect to the Shares, including but not limited to the transfer or voting of any of the Shares. Each of Canada 2 through Canada 16 do not beneficially own more than 5 percent of the Issuer's Shares, and accordingly, do not have an obligation under Section 13(d) to file a beneficial ownership report.


   (b)  Percent of class:

        As of January 28, 2002, the Reporting Persons, as a group, may be deemed to beneficially own, in the aggregate, 10,284,412 Shares representing approximately 11.7% of the Shares outstanding (based on 87,714,902 Shares outstanding as reported in the Issuer's Report on Form 10-Q for the period ending November 30, 2001). Each of the Reporting Persons has the ownership percentages set forth next to its name:

        (1)  Mr. Potter beneficially owns 11.7% in the aggregate.
        (2)  SCI beneficially owns 11.7% in the aggregate.
        (3)  Quebec I beneficially owns 0.1% in the aggregate.
        (4)  Quebec II beneficially owns 4.9% in the aggregate.


   (c) Number of shares as to which such person has (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition of; and (vi) shared power to dispose or to direct the disposition of:

        (1) Mr. Potter has sole voting and dispositive power over 44,102 Shares and shared voting and dispositive power over 10,240,400 Shares.

        (2) SCI has sole voting and dispositive power over 35,012 Shares and shared voting and dispositive power over 10,240,400 Shares.

        (3) Quebec I has sole voting and dispositive power over 218 Shares and shared voting and dispositive power over 120,400 Shares.

        (4) Quebec II has sole voting and dispositive power over 16,646 Shares and shared voting and dispositive power over 4,270,000 Shares.

CUSIP No. 19244C109                  13G                   Page 8 of 10 Pages

        The voting and dispositive power over the Shares held by Canada 2 through Canada 16 are shared with The Windsor Trust, a trust that resides in Barbados, who holds 50% of the voting shares of Canada 2 through Canada 16. The Windsor Trust was organized under the laws of Barbados and its business address is Royal Bank House, The Garrison, St.-Michael, Barbados. Mr. Potter is neither the settlor, the trustee nor the beneficiary of The Windsor Trust.

CUSIP No. 19244C109                  13G                  Page 9 of 10 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 31, 2002


                                    /s/ MICHAEL U. POTTER
                                        Michael U. Potter, as an individual

                                    SUSSEX CAPITAL INC.

                                    By: /s/ MICHAEL U. POTTER
                                            Michael U. Potter, as
                                            President of Sussex Capital Inc.

                                   3088-9372 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 3088-9372 Quebec Inc.

                                   9036-8747 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 9036-8747 Quebec Inc.

CUSIP No. 19244C109                 13G                  Page 10 of 10 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13D-1(k)

Michael U. Potter, Sussex Capital Inc., 3088-9372 Quebec Inc. and 9036-8747 Quebec Inc. each hereby agrees that (i) the Schedule 13G filed on December 20, 2001 and any amendments thereto and (ii) this Amendment No. 1 to the Schedule 13G, each relating to the holding of shares of Common Stock of Cognos Incorporated are filed jointly on behalf of such person.


DATED:  January 31, 2002


                                    /s/ MICHAEL U. POTTER
                                        Michael U. Potter, as an individual

                                    SUSSEX CAPITAL INC.

                                    By: /s/ MICHAEL U. POTTER
                                            Michael U. Potter, as
                                            President of Sussex Capital Inc.

                                   3088-9372 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 3088-9372 Quebec Inc.

                                   9036-8747 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 9036-8747 Quebec Inc.